FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2006.

AUDIOCODES LTD.
(Translation of registrant’s name into English)

1 Hayarden Street, Airport City, Lod 70151 • ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

        On July 6, 2006, AudioCodes Ltd., or AudioCodes, AudioCodes, Inc., a wholly-owned subsidiary of AudioCodes, and Violet Acquisition Corp. a newly formed wholly-owned subsidiary of AudioCodes, Inc., entered into an Agreement and Plan of Merger with Netrake Corporation, or Netrake, pursuant to which, upon the consummation of the merger, Violet Acquisition Corp. will be merged with and into Netrake and Netrake will become a wholly-owned subsidiary of AudioCodes.

        The purchase price consists of $10 million payable in cash at closing, plus an additional $1 million if Netrake achieves certain financial measures as of the closing date.

        The closing of the merger is subject to usual and customary conditions for transactions of this nature, including regulatory approvals. The transaction has been approved by the boards of directors of both companies and by the stockholders of Netrake.

        Netrake is a leading provider to fixed and mobile service providers for real-time delivery of voice and multimedia solutions across IP networks. Utilizing Netrake’s session border controllers and security gateways, service providers can leverage market leading security capabilities, reliability, scalability, and feature richness to interconnect and secure networks and users. Netrake’s nCite™ session controller and security gateway product portfolio stand as the first line of defense for wireline, wireless, cable, and fixed/mobile operators delivering real-time control of voice and multimedia applications across all IP networks. Netrake’s nCite supports carrier-to-carrier peering as well as residential/ISP and business VoIP access services all while allowing service providers to extend their VoIP traffic across multiple types of network borders – taking advantage of convergence and the emerging IMS architecture.

        A copy of AudioCodes’ press release announcing the proposed transaction is attached as Exhibit 99.1 hereto.

        This report on Form 6-K (other than the press release attached as Exhibit 99.1 hereto) is hereby incorporated by reference into (i) AudioCodes’s Registration Statement on Form F-3, Registration No. 333-111703; (ii) AudioCodes’s Registration Statement on Form F-3, Registration No. 333-123859; (iii) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-11894; (iv) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-13268; (v) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-13378; and (vi) AudioCodes’s Registration Statement on Form S-8, Registration No. 333-105473.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, AudioCodes has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD. By: /s/ Nachum Falek —————————————— Nachum Falek Chief Financial Officer

Dated: July 6, 2006

EXHIBIT INDEX

Exhibit No.	Description

99.1	AudioCodes Ltd. Press Release dated July 6, 2006.